

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03017688

No Act
P.E. 2-12-03
1-16707

March 14, 2003

Kathleen Gibson
Vice President and
Corporate Secretary
The Prudential Insurance Company of America
751 Broad Street
21st Floor
Newark, NJ 07102-3777

Act 1934
Section
Rule 14A-8
Public Availability 3/14/2003

RE: Prudential Financial, Inc.
Incoming letter dated February 12, 2003

Dear Ms. Gibson:

This is in response to your letter dated February 12, 2003 concerning the shareholder proposal submitted to Prudential Financial by Raymond B. Ruddy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030


Prudential Financial

Kathleen M. Gibson
Vice President and Corporate Secretary

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ 07102-3777
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

February 12, 2003

VIA FEDERAL EXPRESS
<u>OVERNIGHT DELIVERY</u>

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Chief Counsel, Division of Corporation Finance

Re: Prudential Financial, Inc. --
Rule 14a-8 Shareholder Proposal
by Raymond B. Ruddy

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby respectfully request your concurrence that Prudential Financial, Inc. (the "Company") may exclude from its proxy statement for its 2003 annual meeting of shareholders (the "Proxy Statement") the shareholder proposal (the "Proposal") and the statement supporting the proposal (the "Supporting Statement") submitted to the Company by Raymond B. Ruddy (the "Proponent"). The Proposal, which is dated January 29, 2003, and the Supporting Statement are attached to this letter. The Company received the Proposal and the Supporting Statement on February 3, 2003. The Proposal requests "the company to refrain from making charitable contributions. If the company wishes, it could send a note to shareholders with each dividend check suggesting the shareholder contribute to their favorite charity."

Five additional copies of this letter, including the Proposal and Supporting Statement, are enclosed in accordance with Rule 14a-8(j) under the Exchange Act. The Company expects to file its definitive proxy statement on or about April 17, 2003.

Analysis

The Company believes that the Proposal may be excluded from the Proxy Statement because the Proposal was received by the Company on February 3, 2003, more than six weeks after the Company's deadline for the submission of Rule 14a-8 shareholder proposals (December 17, 2002).

The Proposal is not timely. Rule 14a-8(e)(2) establishes the deadline by which shareholder proposals to be considered at an annual meeting must be submitted for inclusion in a proxy statement. In accordance with Rule 14a-8(e)(2), shareholder proposals are required to be received by a company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company disclosed this deadline, as required by Rule 14a-5(e), in the Company's 2002 proxy statement, which stated that proposals to be submitted for inclusion in the proxy statement "must be received by the Secretary at Prudential Financial's principal office in Newark, New Jersey, no later than December 17, 2002."

The Company's proxy statement for its 2002 annual shareholders meeting was released to stockholders commencing on April 15, 2002, and the annual meeting was held on June 11, 2002. The Company's 2003 annual meeting is scheduled for June 3, 2003, which date is within 30 days of the date on which the Company held its 2002 annual meeting of shareholders. Therefore, pursuant to Rule 14-8(e)(2), the Proposal and the Supporting Statement were required to be received by the Company no later than 120 days before April 15, 2003, i.e., December 17, 2002. Mr. Ruddy's Proposal and Supporting Statement, which the Company received on February 3, 2003, do not comply with this requirement.

The Company's no-action request falls under the good-cause exception to Rule 14a-8(j)(1). The Company also respectfully requests that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") waive the requirement under Rule 14a-8(j)(1) under the Exchange Act that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy materials and form of proxy with the Commission. Rule 14a-8(j)(1) also provides, however, that the Staff may permit the Company to make its submission later if the Company demonstrates good cause for missing the deadline.

The Company's 2003 annual meeting is scheduled for June 3, 2003. The Company intends to file its definitive 2003 Proxy Statement and form of proxy on or about April 17, 2003. As noted above, the Company received the Proposal on February 3, 2003, which was after the above 80-day period had elapsed (January 27, 2003). In the past, the Staff has granted no-action relief in connection with requests to waive compliance with the 80-calendar day period required under Rule 14a-8(j)(1) when a company received a shareholder proposal during such 80-calendar day period, making it impossible for the company to respond before the period commenced. See, e.g, *Sepracor Inc.* (March 27, 2002); *Lone Star Steakhouse & Saloon, Inc.* (March 22, 2002); *AOL Time Warner Inc.*

(March 20, 2001). In this regard, we note that we have promptly filed this no-action request after receipt of the Proposal.

With respect to the Proposal, the Company clearly cannot meet the 80-calendar day requirement of Rule 14a-8(j)(1) since it did not receive the Proposal until February 3, 2003. I believe, therefore, that the Company falls within the "good cause" exception to the 80-calendar days requirement of Rule 14a-8(j)(1) and should therefore be granted a waiver of this requirement.

Conclusion

Based on the foregoing, I respectfully request the Staff concur in my view that the Proposal and the Supporting Statement may be omitted from the Proxy Statement pursuant to Rule 14c-8(e)(2). I also respectfully request that the Staff waive, pursuant to the "good cause" exception described above, compliance by the Company with the 80-day requirement of Rule 14a-8(j)(1).

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to omit the Proposal and Supporting Statement from the Proxy Statement.

If the Staff disagrees with my conclusion regarding the exclusion of the Proposal and Supporting Statement or the waiver of compliance with Rule 14a-8(j)(1), or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call me at (973) 802-7770 or contact me via e-mail at kathleen.gibson@prudential.com.

Very truly yours,



Kathleen Gibson

(Attachments)

cc: Mr. Raymond B. Ruddy

bcc: Robert W. Reeder
Peter C. Gyr
Jack Nguyen
(Sullivan & Cromwell LLP)

FYI: Susan Blount
Ed Ballo


K.M. GIBSON
FEB 0 3 2003
RECEIVED

26 Rolling Lane
Dover, Massachusetts 02030
January 29, 2003

Ms Kathleen M. Gibson
Vice President and Corporate Secretary
The Prudential Insurance Company of America
751 Broad Street
21st Floor
Newark, NJ 07102-8287

Dear Ms. Gibson:

I own 133 shares of Prudential Financial Inc. and intend to own them through the time of the next annual meeting. At that meeting I will present the following proposal:

Whereas, charitable contributions should serve to enhance shareholder value.
Whereas, the company has given money to groups involved in abortion and other activities.
Whereas, our company is dependent on people to buy our products and services.
Whereas, our company respects diverse religious and cultural beliefs. It should try not to offend these beliefs wherever possible.
Whereas, our company is being boycotted by Life Decisions International and mutual funds like the Timothy Plan and the Ave Maria Catholic Values Fund because of our contributions to certain groups.

Resolved: The shareholders request the company to refrain from making charitable contributions. If the company wishes, it could send a note to shareholders with each dividend check suggesting the shareholder contribute to their favorite charity. The shareholder could be encouraged to inform the charity that a portion of the contribution is the result to the hard work of the men and women of Prudential Financial, Inc.

Supporting statement: Shareholder money is entrusted to the Board of Directors to be invested in a prudent manner for the benefit of the shareholders. Members of the Board have a fiduciary responsibility to maximize shareholder value. People did not invest in this company so it could be given to someone else's favorite charity. In fact, some of the money has gone to Planned Parenthood, a group that was responsible for almost two hundred thousand abortions in the United States last year. How such contributions contribute to shareholder value would surely be difficult to quantify. In contrast, the subsequent boycotts caused by these contributions could hardly be considered beneficial.

Sincerely,



Raymond B. Ruddy

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Prudential Financial, Inc.
Incoming letter dated February 12, 2003

The proposal relates to charitable contributions.

There appears to be some basis for your view that Prudential Financial may exclude the proposal under rule 14a-8(e)(2) because Prudential Financial received it after the deadline for submitting proposals. We note in particular your representation that Prudential Financial did not receive a proposal before this deadline. Accordingly, we will not recommend enforcement action to the Commission if Prudential Financial omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Prudential Financial did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant Prudential Financial's request that the 80-day requirement be waived.

Sincerely,



Jennifer Bowes
Attorney-Advisor